Confidential Treatment Requested by Kinsale Capital Group, Inc.
 Under 17 C.F.R. § 200.83
FOIA Confidential Treatment Request

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

July 13, 2016
BY HAND AND EDGAR

Suzanne Hayes
Assistant Director, Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Kinsale Capital Group, Inc.
Registration Statement on Form S-1
Filed July 1, 2016
File No. 333-212394

Dear Ms. Hayes:

On behalf of our client Kinsale Capital Group, Inc. (the “Company”), we supplementally advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the information that follows. Reference is made to the above-referenced Registration Statement on Form S-1, as filed on July 1, 2016 (the “Registration Statement”), in connection with the initial public offering (the “Offering”) of shares (the “Shares”) of the Company’s common stock (“Common Stock”). The purpose of this letter is to provide supplemental information to the Staff in response to comment 11 in the Staff’s letter dated May 20, 2016.

We hereby provide the following proposed preliminary price range information relating to the Offering for the Commission’s review. The initial offering price to the public of the Shares is expected to be between $[***] and $[***] per Share. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. The Company, however, believes that the foregoing indicative price range will not be subject to significant change and that the bona fide price range stated in the preliminary prospectus will be the range provided above.

The Company sets forth below information relating to all restricted Class B Common Stock granted since June 30, 2014:

Grant date	No. of shares granted	Value of shares on grant date
6/1/2015	23,500	$28,200
9/16/2015	10,000	$12,000

The Company advises the Staff that the fair value of its restricted stock grants was determined based on a valuation of Class B Common Stock on the grant date using a binomial lattice option pricing model that is based on the American Institute of Certified Public Accountants’ Accounting & Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Note 9 of the notes to the consolidated financial statements included in the Registration Statement provides that this model, like any option pricing model for a nonpublic security, requires the input of highly subjective assumptions including the underlying security price, strike price, risk-free rate of return, expected term and the application of a multiple of tangible equity. The underlying security price was based on the Company’s book value of equity and the application of a multiple of tangible equity. The strike price was based on the liquidation preference of the Company’s Class A Common Stock at the grant date. The risk-free interest rate was based on the U.S. Treasury rate at the date of the grant. The expected term was based on an equal chance for a liquidity event at any time between 0.5 years and 3.25 years from the grant date. The expected stock volatility was based on stock price volatility using a set of comparable publicly traded companies.

The valuation model was reviewed by an independent valuation consultant. The Board of Directors of the Company reviewed and approved each of the restricted stock grants. Additionally, the restricted stock grants listed above represent a small percentage of the total restricted stock grants, over 90% of which were issued prior to December 31, 2010.

Assuming an initial offering price to public of $[***] per Share, which is the midpoint of the range set forth herein, the Class B Common Stock will be reclassified into a number of shares of Common Stock equal to a [***] conversion ratio.

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:	Dorrie Yale, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
Jacob Luxenburg, Securities and Exchange Commission
Mary Mast, Securities and Exchange Commission
Michael Kehoe, Kinsale Capital Group, Inc.
Bryan Petrucelli, Kinsale Capital Group, Inc.
Richard Truesdell, Davis, Polk & Wardwell
Gregory Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP